

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 16, 2007

via U.S. mail and facsimile

Mr. Michael Schlosser
c/o Randall V. Brumbaugh, Esq.
5440 West Sahara Avenue, Suite 202
Las Vegas, NV 89146

> **Re: Royal Equine Alliance Corporation**
> **Registration Statement on Form SB-2**
> **Filed December 21, 2006**
> **File No. 333-139552**

Dear Mr. Schlosser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   You are responsible for the accuracy and completeness of all disclosure that appears in your filings. Ensure that you include sufficient information to provide context and to make clear the basis for your various claims and plans. The current version of the prospectus does not appear to provide a balanced view of your business or your business plan. Revise accordingly to address each of these points. We may have additional comments.

2.   For example, delete or provide support for each claim and assertion that appears in the second paragraph under "Business Summary" on page 5, including each of the following elements:

- "unique, alliance"
- "premium race horse boarding, training and racing facilities"
- "ownership of race horses"
- "rapid popularity growth trend of the horse racing industry"
- "multiple sources of revenue and strong real estate asset growth"
- "for savvy investors"
- "REAC is a special situation"
- "with a powerful business model"
- "and impressive management team"
- "focused on major success"
- "in the thriving 'Sport of Kings' industry

Explain each claim and demonstrate a basis for, among other things, the funding and experience to justify these statements.

3.   In responding to these comments, provide us with a detailed letter of response that addresses each point of each comment. Make clear precisely where in the marked version of the amended filing you have made changes in response to each point.

4.   To prevent the issuance of additional comments, make parallel changes throughout your document as appropriate. We cite only some examples, but you are responsible for revising the document as a whole to address these points.

5.   Provide us with supplemental support from independent sources for each industry claim, marking such materials with highlighting or some other means. For example, support the claim that the horse racing industry is experiencing a "rapid popularity growth trend." We may have additional comments.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director